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                          May 28, 2021

       Dandan Liu
       Chief Executive Officer
       TDH Holdings, Inc.
       c/o Qingdao Tiandihui Foodstuffs Co. Ltd.
       2521 Tiejueshan Road, Huangdao District
       Qingdao, Shandong Province
       People's Republic of China

                                                        Re: TDH Holdings, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed May 25, 2021
                                                            File No. 333-256468

       Dear Ms. Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ernest
Greene at 202-551-3733 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Matthew B. Chmiel, Esq.